Exhibit 99.1

Jeffs’ Brands to Expand Sales Beyond Amazon.com into New Leading E-commerce Platforms

The Company entered into an agreement with a storage and logistics center in New York to serve Fulfillment by Merchant (FBM) activities, direct sales and the launch of its brands on new platforms

Tel Aviv, Israel, Nov. 08, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced recent steps to support its growth and expansion.

The Company entered into an agreement with a U.S. based storage and logistics center intended to support the Company’s plans to sell its brands’ products directly and launch new E-commerce platforms.

The Company intends to offer Fulfillment by Merchant (FBM) services as Amazon continues limiting Fulfillment by Amazon (FBA) based inventory and service activities.

The storage and logistics center is located near the second largest port in the U.S., Newark Airport and close to JFK Airport in New York. The center offers an aggregate of 100,000 square feet with 20 loading docks for loading and unloading container and trucks. The center handles supply chain, inventory and order processing as well as shipping directly to end- customers.

“Having designated storage, logistics and shipping capabilities are key elements in our business future growth. The ability to store our inventory in close proximity to central logistic locations with high capacity to process orders and ensure shipping to our end customers, will enable us to start direct sales from our brand’s websites, launch on new E-commerce platforms and support our FBM new activities,” said Viki Hakmon, Chief Executive Officer of the Company.

FBM allows the seller control of the entire shipping and handling process. Instead of paying a service fee and providing shipping inventory to Amazon to fulfill sales, the seller uses its resources and sends the items directly to its customers. By using FBM, a seller takes complete control of the entire process, from purchasing to shipping and receiving.

About Jeffs’ Brands Ltd

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain asssumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the Company’s plans to sell its brands’ products directly by pursuing FBM services and expanding to new e-commerce platforms. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com